 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated December 2, 2019 announcing results for the quarter ended September 30, 2019
•	Third quarter earnings call presentation

Ferroglobe Reports Third Quarter Results of 2019

Sales of $381.7 million; Net Loss of $(140.1) million; Adjusted EBITDA of $(7.2) million

•	Q3 sales of $381.7 million, compared to $409.5 million in Q2 2019 and $524.4 million in Q3 2018
•

Q3 net loss of $(140.1) million compared to a net loss of $(43.7) million in Q2 2019 and a net loss of $(2.9) million in Q3 2018, with the Q3 2019 net loss including a goodwill impairment charge of $174.0 million

•	Q3 adjusted net loss attributable to Parent of $(16.1) million compared to a net loss of $(22.2) million in Q2 2019 and a net loss of $(0.1) million in Q3 2018
•	Q3 adjusted EBITDA of $(7.2) million compared to $5.0 million in Q2 2019 and $43.9 million in Q3 2018
•	Successful closing of the divestiture of FerroAtlántica, S.A.U. on August 30, 2019, resulting in gross proceeds of $171.2 million and a profit on disposal of $80.7 million
•	Successful closing of a new, five-year $100 million North American asset-based revolving credit facility on October 11, 2019 and repayment of the Company’s previous revolving credit facility
•	Further operational changes announced to the global production platform in an effort to streamline operations, adapting production to reduced demand and decreasing inventory levels

LONDON,  December 2, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (throughout, “Ferroglobe”, the “Company”, or the “Parent”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the third quarter of 2019.

Earnings Highlights

In Q3 2019, Ferroglobe posted a net loss of $(140.1) million, or $(0.83) per share on a fully diluted basis. On an adjusted basis, Q3 2019 net loss was $(16.1) million, or $(0.10) per share on a fully diluted basis.

Q3 2019 reported EBITDA was $(183.1) million, down from $(7.1) million in the prior quarter. On an adjusted basis, Q3 2019 EBITDA was $(7.2) million, down from Q2 2019 adjusted EBITDA of $5.0 million. The Company reported an adjusted EBITDA margin of -1.9% for Q3 2019, compared to an adjusted EBITDA margin of 1.2% for Q2 2019.

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
$,000 (unaudited)	September 30, 2019	June 30, 2019	September 30, 2018 *	September 30, 2019	September 30, 2018 *

Sales	$381,745	$409,479	$524,407	$1,238,615	$1,650,950
Net (loss) profit	$(140,139)	$(43,658)	$(2,916)	$(212,351)	$98,728
Diluted EPS	$(0.83)	$(0.24)	$(0.01)	$(1.23)	$0.60
Adjusted net (loss) income attributable to the parent	$(16,085)	$(22,221)	$(135)	$(60,200)	$59,189
Adjusted diluted EPS	$(0.10)	$(0.13)	$(0.00)	$(0.36)	$0.34
Adjusted EBITDA	$(7,210)	$5,035	$43,864	$1,152	$206,867
Adjusted EBITDA margin	-1.9%	1.2%	8.4%	0.1%	12.5%

* The amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of the Company’s Spanish hydroelectric plants

Pedro Larrea, Ferroglobe’s Chief Executive Officer commented, “The overall market weakness has adversely impacted our third quarter financials and is expected to linger for the remainder of 2019.” Mr. Larrea continued, “Although we are beginning to see some positive data points across our key products, we continue to right-size our cost structure and production platform in anticipation of demand and pricing uncertainty into 2020. The measures we are now taking are aimed at returning to positive cash-flow, and these operational changes should also help maximize our profitability as soon as the market environment improves.”

Cash Flow and Balance Sheet

Cash used in operations during Q3 2019 was $82.3 million, including a $66.2 million net movement in respect of securitized accounts receivable and interest and tax paid of $19.6 million.

Working capital increased from $410.4 million at June 30, 2019 to $578.7 million at September 30, 2019, driven by an increase in trade receivables of $181.7 million as a result of consolidating trade receivables sold pursuant to the Company’s accounts receivable securitization program.  The securitized trade receivables were consolidated due to an amendment to the program in September 2019. Excluding the consolidation of the securitized trade receivables, working capital decreased from $410.4 million to $397.0 million.

Net debt was $368.3 million as of September 30, 2019, down from $478.3 million as of June 30, 2019.

Following a review of the carrying value of the Company’s assets as of September 30, 2019, in the light of prevailing market conditions, the Company has determined that the value of goodwill with respect to the Company’s US and Canadian operations has been impaired. Accordingly, we have recorded total impairment charges of $174.0 million, with $143.2 million allocated  to Ferroglobe’s US operations and $30.8 million allocated to the Canadian operations, resulting in a revised goodwill carrying value of $29.7 million at September 30, 2019. A further review will be undertaken at year end.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer commented, “The entire management team is committed to returning the Company to profitability and delivering a healthier liquidity position and stronger balance sheet. The operational changes support the financial strategy and will help us achieve these goals.”

Successful closing of non-core asset divestitures

FerroAtlántica, S.A.U.

On August 30, 2019, Ferroglobe successfully completed and closed the previously-announced sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. (“FerroAtlántica”), which includes ten hydroelectric power plants and the Cee-Dumbria ferroalloys factory, to affiliates of TPG Sixth Street Partners. The transaction, valued at €170 million ($189.0 million), provided the Company with gross proceeds of €154.0 million ($171.2 million), after closing adjustments.

Ultracore Polska ZOO

On September 28, 2019, Ferroglobe closed on the sale of its subsidiary Ultracore Polska ZOO, which manufactures cored wire in Poland, for net proceeds of $2.2 million.

Timberlands in South Africa

On October 4, 2019, Ferroglobe subsidiary, Silicon Smelters (Pty.) Ltd. completed the sale of its remaining timberlands in South Africa for net proceeds of ZAR 130 million ($8.58 million)

Pedro Larrea commented, “Non-core asset divestitures have been an important element of our cash generation initiatives this year.  Of the assets we previously announced for sale, we have now closed on all but one transaction.  The sale process for our French energy assets continues and will likely carry into next year. Additionally, we are reviewing our portfolio for additional assets which could be deemed non-core to the business and will provide an update should we move forward with any other disposals.”

Other recent developments

Ferroglobe continues to make progress with various initiatives to ‘right-size’ its operational footprint and enhance its financial position. These initiatives are aimed at balancing production with demand, improving the Company’s cost structure and generating cash.

On October 4, 2019, Ferroglobe announced further adjustments to its global production platform, to streamline operations, adapt production to reduced demand and release cash through the workdown of inventory. The announced changes reduce the Company’s global production capacity for silicon metal, silicon-based alloys and manganese-based alloys. In France, the

Chateau-Feuillet, Montricher and Laudun facilities will reduce production. In North America, the Bécancour, Quebec and Bridgeport, Alabama facilities will reduce production in the near-term.

Most recently the Company has undertaken an extended outage at its Mo I Rana facility in Norway. Both furnaces (producing manganese alloys) were idled on October 28, 2019. Customer orders from this plant have been shifted to the other facilities in order to optimize the Company’s utililization, logistics and overall economics.

In the aggregate these measures will reduce the Company’s immediate production capacity across all major product categories. With these operational changes, Ferroglobe’s current silicon metal capacity (annualized run-rate) will decline to 186,000 tons, down 56,000 tons from 242,000 tons at the end of Q3 2019. Silicon-based alloys capacity will decline to 354,000 tons, down 88,000 tons from 442,000 tons at the end of Q3 2019. Lastly, the Company’s manganese-based alloys capacity will decline to 538,000 tons, down 125,000 tons from 663,000 tons at the end of Q3 2019.

On October 11, 2019, Ferroglobe completed the closing of a new five year $100 million North American asset-based revolving credit facility (“ABL”), replacing the Company’s revolving credit facility (“RCF”). The replacement of the RCF marks an important step in the Company’s overall strategy to de-risk the balance sheet. The new ABL has no leverage-based or financial-based covenants and offers reduced liquidity requirements as compared to the prior RCF, thereby enhancing the Company’s flexibility.

Discussion of Third Quarter 2019 Results

Sales

Sales for Q3 2019 were $381.7 million, a decrease of 6.8% compared to $409.5 million in Q2 2019. For Q3 2019, total shipments were down 3.8% and the average selling price was down 3.5% compared with Q2 2019.

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	Change	September 30, 2018	Change	September 30, 2019	September 30, 2018	Change
Shipments in metric tons:
Silicon Metal	60,225	54,084	11.4%	81,686	-26.3%	176,578	259,214	-31.9%
Silicon-based Alloys	69,879	79,264	-11.8%	75,964	-8.0%	230,944	230,506	0.2%
Manganese-based Alloys	93,996	99,555	-5.6%	98,280	-4.4%	297,221	276,913	7.3%
Total shipments*	224,100	232,903	-3.8%	255,930	-12.4%	704,743	766,633	-8.1%

Average selling price ($/MT):
Silicon Metal	$2,175	$2,320	-6.3%	$2,636	-17.5%	$2,284	$2,726	-16.2%
Silicon-based Alloys	$1,490	$1,572	-5.2%	$1,802	-17.3%	$1,582	$1,889	-16.3%
Manganese-based Alloys	$1,140	$1,188	-4.0%	$1,211	-5.9%	$1,167	$1,289	-9.5%
Total*	$1,527	$1,582	-3.5%	$1,841	-17.1%	$1,583	$1,955	-19.0%

Average selling price ($/lb.):
Silicon Metal	$0.99	$1.05	-6.3%	$1.20	-17.5%	$1.04	$1.24	-16.2%
Silicon-based Alloys	$0.68	$0.71	-5.2%	$0.82	-17.3%	$0.72	$0.86	-16.3%
Manganese-based Alloys	$0.52	$0.54	-4.0%	$0.55	-5.9%	$0.53	$0.58	-9.5%
Total*	$0.69	$0.72	-3.5%	$0.84	-17.1%	$0.72	$0.89	-19.0%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q3 2019, total product average selling prices decreased by 3.5% versus Q2 2019. Q3 average selling prices of silicon metal decreased 6.3%, silicon-based alloys decreased 5.2%, and manganese-based alloys decreased 4.0%.  Sales volumes in Q3 declined by 3.8% versus the prior quarter.  Q3 sales volumes of silicon metal increased 11.4%, silicon-based alloys decreased 11.8%, and manganese-based alloys decreased 5.6% versus Q2 2019.

Cost of Sales

Cost of sales was $277.7 million in Q3 2019, a decrease from $292.4 million in the prior quarter. Cost of sales as a percentage of sales increased to 72.8% in Q3 2019 versus 71.4% for Q2 2019.

Other Operating Expenses

Other operating expenses was $50.1 million in Q3 2019, a decrease from $62.9 million in the prior quarter, primarily due to contract termination costs incurred in Q2 2019 related to the solar joint venture.

Net Loss Attributable to the Parent

In Q3 2019, net loss attributable to the Parent was $140.5 million, or $(0.83) per diluted share, compared to a net loss attributable to the Parent of $40.8 million, or $(0.24) per diluted share in Q2 2019.

Adjusted EBITDA

In Q3 2019, adjusted EBITDA was $(7.2) million, or -1.9% of sales, compared to adjusted EBITDA of $5.0 million, or 1.2% of sales in Q2 2019.

Conference Call

Ferroglobe management will review the third quarter results of 2019 during a conference call at 9:00 a.m. Eastern Time on December 3, 2019.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 5768864). International callers should dial +1 914‑495‑8526 (conference ID 5768864). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/8nkuu92x.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018*	September 30, 2019	September 30, 2018*
Sales	$381,745	$409,479	$524,407	$1,238,615	$1,650,950
Cost of sales	(277,692)	(292,432)	(334,340)	(899,492)	(998,629)
Other operating income	13,215	14,530	5,630	41,766	20,925
Staff costs	(72,536)	(74,852)	(88,134)	(221,651)	(258,206)
Other operating expense	(50,060)	(62,924)	(63,920)	(166,901)	(207,223)
Depreciation and amortization charges, operating allowances and write-downs	(29,591)	(30,204)	(29,587)	(90,165)	(85,492)
Bargain purchase gain	—	—	—	—	44,633
Other (loss) gain	(3,774)	275	221	(3,896)	2,936
Operating (loss) profit before impairment losses	(38,693)	(36,128)	14,277	(101,724)	169,894
Impairment losses	(174,018)	(1,195)	—	(175,353)	—
Operating (loss) profit	(212,711)	(37,323)	14,277	(277,077)	169,894
Net finance expense	(16,491)	(15,047)	(12,992)	(45,361)	(38,292)
Financial derivatives (loss) gain	2,913	(295)	388	3,882	1,455
Exchange differences	(5,083)	5,080	(3,071)	(1,482)	(11,050)
(Loss) profit before tax	(231,372)	(47,585)	(1,398)	(320,038)	122,007
Income tax benefit (expense)	14,322	4,890	(663)	27,422	(28,350)
(Loss) profit for the period from continuing operations	(217,050)	(42,695)	(2,061)	(292,616)	93,657
Profit (loss) for the period from discontinued operations	76,911	(963)	(855)	80,265	5,071
(Loss) profit for the period	(140,139)	(43,658)	(2,916)	(212,351)	98,728
Loss attributable to non-controlling interest	(385)	2,835	1,671	4,174	4,145
(Loss) profit attributable to the parent	$(140,524)	$(40,823)	$(1,245)	$(208,177)	$102,873

EBITDA	$(183,120)	$(7,119)	$43,864	$(186,912)	$255,386
Adjusted EBITDA	$(7,210)	$5,035	$43,864	$1,152	$206,867

Weighted average shares outstanding
Basic	169,123	169,123	171,935	169,123	171,966
Diluted	169,123	169,123	171,935	169,123	172,104

(Loss) profit per ordinary share
Basic	$(0.83)	$(0.24)	$(0.01)	$(1.23)	$0.60
Diluted	$(0.83)	$(0.24)	$(0.01)	$(1.23)	$0.60

* The amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of the Company’s Spanish hydroelectric plants

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31,
	2019	2019	2018
ASSETS
Non-current assets
Goodwill	$29,702	$204,089	$202,848
Other intangible assets	63,980	62,778	51,822
Property, plant and equipment	742,752	784,272	888,862
Other non-current financial assets	3,381	20,042	70,343
Deferred tax assets	50,214	22,915	14,589
Non-current receivables from related parties	2,178	2,276	2,288
Other non-current assets	1,780	9,746	10,486
Non-current restricted cash and cash equivalents	10,889	—	—
Total non-current assets	904,876	1,106,118	1,241,238
Current assets
Inventories	479,866	504,527	456,970
Trade and other receivables	332,603	158,252	155,996
Current receivables from related parties	2,839	3,000	14,226
Current income tax assets	41,649	31,610	27,404
Other current financial assets	1,660	7,840	2,523
Other current assets	12,157	12,289	8,813
Cash and cash equivalents *	177,154	187,673	216,647
Assets and disposal groups classified as held for sale	8,507	97,862	—
Total current assets	1,056,435	1,003,053	882,579
Total assets	$1,961,311	$2,109,171	$2,123,817

EQUITY AND LIABILITIES
Equity	$664,300	$816,080	$884,372
Non-current liabilities
Deferred income	4,061	8,108	1,434
Provisions	78,272	80,218	75,787
Bank borrowings	130,622	—	132,821
Lease liabilities	16,417	18,629	53,472
Debt instruments	343,400	342,806	341,657
Other financial liabilities	10,307	24,585	32,788
Other non-current liabilities	29,982	25,246	25,030
Deferred tax liabilities	82,192	64,520	77,379
Total non-current liabilities	695,253	564,112	740,368
Current liabilities
Provisions	51,667	44,007	40,570
Bank borrowings	130,272	172,890	8,191
Lease liabilities	8,218	8,692	12,999
Debt instruments	2,734	10,938	10,937
Other financial liabilities	49,978	52,594	52,524
Payables to related parties	9,160	9,884	11,128
Trade and other payables	233,811	252,372	256,823
Current income tax liabilities	11,173	1,766	2,335
Other current liabilities	104,745	95,150	103,570
Liabilities associated with assets classified as held for sale	—	80,686	—
Total current liabilities	601,758	728,979	499,077
Total equity and liabilities	$1,961,311	$2,109,171	$2,123,817

* Cash and cash equivalents include current restricted cash of $42,834 at September 30, 2019 ($nil at June 30, 2019 and December 31, 2018)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Cash flows from operating activities:
(Loss) profit for the period	$(140,139)	$(43,658)	$(2,916)	$(212,351)	$98,728
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(14,489)	(5,215)	573	(26,408)	30,543
Depreciation and amortization charges, operating allowances and write-downs	29,591	31,327	30,750	92,995	89,075
Net finance expense	20,893	16,145	13,952	51,794	41,520
Financial derivatives loss (gain)	(2,913)	295	(388)	(3,882)	(1,455)
Exchange differences	5,083	(5,080)	3,071	1,482	11,050
Impairment losses	174,018	1,195	—	175,353	—
Bargain purchase gain	—	—	—	—	(44,633)
Gain on disposal of discontinued operation	(80,729)	—	—	(80,729)	—
Share-based compensation	1,015	933	1,050	3,280	1,782
Other adjustments	3,774	(275)	(221)	3,896	(2,936)
Changes in operating assets and liabilities
(Increase) decrease in inventories	5,953	(46,950)	(25,666)	(40,962)	(192,197)
(Increase) decrease in trade receivables	5,568	(32,316)	6,224	1,623	(13,546)
Increase (decrease) in trade payables	(10,693)	21,625	(21,213)	(12,035)	49,638
Other	(59,689)	28,472	10,543	(21,430)	(32,410)
Income taxes paid	(846)	(540)	(5,257)	(3,066)	(29,425)
Interest paid	(18,713)	(3,341)	(18,400)	(40,562)	(38,658)
Net cash (used) provided by operating activities	(82,316)	(37,383)	(7,898)	(111,002)	(32,924)
Cash flows from investing activities:
Interest and finance income received	626	486	638	1,502	2,990
Payments due to investments:
Acquisition of subsidiary	9,088	—	—	9,088	(20,379)
Other intangible assets	—	(50)	(149)	(184)	(3,073)
Property, plant and equipment	(6,269)	(7,128)	(25,696)	(26,845)	(78,005)
Other	—	(627)	—	(627)	(8)
Disposals:
Disposal of subsidiaries	171,058	—	—	171,058	—
Other non-current assets	—	—	—	—	12,734
Other	19	1,638	947	3,416	6,861
Net cash used by investing activities	174,522	(5,681)	(24,260)	157,408	(78,880)
Cash flows from financing activities:
Dividends paid	—	—	(10,321)	—	(20,642)
Payment for debt issuance costs	(2,093)	—	—	(2,798)	(4,476)
Repayment of hydro leases	(55,352)	—	—	(55,352)	—
Repayment of other financial liabilities	—	—	—	—	(33,096)
Increase/(decrease) in bank borrowings:
Borrowings	—	39,649	25,286	71,499	245,318
Payments	(21,038)	(18,252)	—	(60,101)	(106,514)
Proceeds from stock option exercises	—	—	—	—	240
Other amounts paid due to financing activities	(9,324)	(7,236)	(3,067)	(22,268)	(10,702)
Payments to acquire or redeem own shares	—	—	(3,502)	—	(3,502)
Net cash provided (used) by financing activities	(87,807)	14,161	8,396	(69,020)	66,626
Total net cash flows for the period	4,399	(28,903)	(23,762)	(22,614)	(45,178)
Beginning balance of cash and cash equivalents	188,045	216,627	155,984	216,647	184,472
Exchange differences on cash and cash equivalents in foreign currencies	(4,401)	321	(551)	(5,990)	(7,623)
Ending balance of cash and cash equivalents	$188,043	$188,045	$131,671	$188,043	$131,671
Cash from continuing operations	177,154	187,673	131,671	177,154	131,671
Non-current restricted cash and cash equivalents	10,889	—	—	10,889	—
Cash held for sale	—	372	—	—	—
Cash and restricted cash in the statement of financial position	$188,043	$188,045	$131,671	$188,043	$131,671

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
(Loss) profit attributable to the parent	$(140,524)	$(40,823)	$(1,245)	$(208,177)	$102,873
Loss (profit) for the period from discontinued operations	(76,911)	963	855	(80,265)	(5,071)
Loss attributable to non-controlling interest	385	(2,835)	(1,671)	(4,174)	(4,145)
Income tax (benefit) expense	(14,322)	(4,890)	663	(27,422)	28,350
Net finance expense	16,491	15,047	12,992	45,361	38,292
Financial derivatives loss (gain)	(2,913)	295	(388)	(3,882)	(1,455)
Exchange differences	5,083	(5,080)	3,071	1,482	11,050
Depreciation and amortization charges, operating allowances and write-downs	29,591	30,204	29,587	90,165	85,492
EBITDA	(183,120)	(7,119)	43,864	(186,912)	255,386
Impairment	174,008	—	—	174,008	—
Revaluation of biological assets	1,080	—	—	1,080	—
Contract termination costs	—	9,260	—	9,260	—
Restructuring and termination costs	—	2,894	—	2,894	—
Loss on disposal of non-core businesses	822	—	—	822	—
Bargain purchase gain	—	—	—	—	(44,633)
Share-based compensation	—	—	—	—	(3,886)
Adjusted EBITDA	$(7,210)	$5,035	$43,864	$1,152	$206,867

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
(Loss) profit attributable to the parent	$(140,524)	$(40,823)	$(1,245)	$(208,177)	$102,873
Tax rate adjustment	59,717	10,337	1,110	74,990	(10,692)
Impairment	118,325	—	—	118,325	—
Revaluation of biological assets	734	—	—	734	—
Contract termination costs	—	6,297	—	6,297	—
Restructuring and termination costs	—	1,968	—	1,968	—
Profit on disposal of non-core businesses	(54,337)	—	—	(54,337)	—
Bargain purchase gain	—	—	—	—	(30,350)
Share-based compensation	—	—	—	—	(2,642)
Adjusted (loss) profit attributable to the parent	$(16,085)	$(22,221)	$(135)	$(60,200)	$59,189

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Diluted (loss) profit per ordinary share	$(0.83)	$(0.24)	$(0.01)	$(1.23)	$0.60
Tax rate adjustment	0.35	0.06	0.01	0.44	(0.06)
Impairment	0.70	—	—	0.70	—
Revaluation of biological assets	0.00	—	—	0.00	—
Contract termination costs	—	0.04	—	0.04	—
Restructuring and termination costs	—	0.01	—	0.01	—
Loss on disposal of non-core businesses	(0.32)	—	—	(0.32)	—
Bargain purchase gain	—	—	—	—	(0.18)
Share-based compensation	—	—	—	—	(0.02)
Adjusted diluted (loss) profit per ordinary share	$(0.10)	$(0.13)	$(0.00)	$(0.36)	$0.34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2019

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated December 2, 2019 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q3 2019 overview Near-term strategic plan Near-term outlook Appendix — supplemental financial information

Opening remarks Q3 results highlight a continued cyclical downturn Acceleration of cost savings initiatives and cash generation plan Management changes to support execution of operational and financial plan

I. Q3 2019 overview

Volumes slowdown driven largely by customer destocking (Volume change vs Q2 2019) Si Metal 11.4% Si alloys -11.8% Mn alloys -5.6% (ASP change vs Q2 2019) Si Metal -6.3% Si alloys -5.2% Mn alloys -4.0% Adjusted EBITDA $-7.2 million -243.2% vs Q2 2019 Adjusted EBITDA margin decrease of 312 bps to -1.9% Q3 adjusted net loss $16.1 million* Pricing decline continued into Q3 Ongoing actions for platform optimization Revenue $381.7 million -6.8% vs Q2 2019 Weak Q3 2019 performance driven by lower volumes and prices, and offset by improved costs On-going curtailments; ‘right-sizing’ the platform Commercial effort into new markets to bolster sales Focus on cash generation, including inventory work down * Adjusted net loss attributable to the parent

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Sales and Adjusted EBITDA show quarter over quarter decline Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA. 447 409 591 524 578 549 466 452 424 391 388 382 7.2 27.8 44.0 56.7 54.2 80.0 83.0 43.8 23.2 3.3 5.0 - 7.2 Q4-2016 Q1-2017 Q2-2017 Q3-2017 Q4-2017 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019 Q2-2019 Q3-2019 174 158 183 194 204 253 238 215 227 147 125 131 105 111 112 110 123 149 149 137 140 137 125 104 70 83 84 99 97 98 140 119 171 122 118 107 39 39 45 49 42 49 51 53 53 41 41 39 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Silicon Metal Si-based Alloys Mn-based Alloys Energy & Other Business

Declining pricing environment driving weaker quarter performance Declining pricing environment continues to constrain quarterly performance Increased operating efficiency and lower input prices have improved cost profile Adjusted EBITDA bridge Q3 2019 vs Q2 2019 Quarter-over-quarter evolution ($m) 5.0 - 7.2 - 1.7 - 14.7 10.9 - 5.1 - 1.6 Adjusted EBITDA Q2 2019 Volume Price Cost Inventory write-down Mining & Other Adjusted EBITDA Q3 2019

Volume trends Sequential quarters EBITDA evolution ($m) Commentary Pricing trends ($/mt) Silicon metal snapshot Continued downward index pricing pressure in both North America and Europe with some stability of index pricing going into Q4 and early signs of recovery in the last few weeks Pricing pressure offset with improved costs Increase in shipments tied to working capital release effort 8.1 5.6 - 0.5 - 6.7 7.0 - 2.3 Q2'19 Volume Price Cost Inventory write-down Q3'19 75,753 82,881 83,465 83,785 91,615 85,913 81,686 93,364 62,269 54,084 60,225 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 US Index ($) EU Index ($) Ferroglobe Avg Price ($)

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Silicon-based alloys snapshot Pricing trends ($/mt) FeSi index prices decline both in North America and Europe, with signs of recovery in Europe in Q4 Volumes decrease reflecting overall slowdown in the steel sector (FeSi) and automotive end market (foundry) Foundry volumes, prices and margins remained stable in Q3 Quarterly EBITDA pressured by volume, pricing and costs 11.4 4.1 - 1.3 - 4.4 - 1.1 - 0.5 Q2'19 Volume Price Cost Inventory write-down Q3'19 75,386 70,913 66,873 70,399 76,328 78,214 75,964 81,197 81,801 79,264 69,879 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 950 1,150 1,350 1,550 1,750 1,950 2,150 2,350 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($)

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Manganese-based alloys snapshot Pricing trends ($/mt) Seasonality accentuated Q3 sales volume decline Improvement in quarter over quarter EBITDA, excluding inventory write down, primarily driven by lower manganese ore costs. Mn ore – global production has caught up to Chinese demand providing favorable supply-demand dynamic 1.9 1.7 0.3 - 2.8 5.5 - 0.8 - 2.4 Q2'19 Volume Price Manganese Ore Cost Inventory write-down Q3'19 63,700 64,403 73,642 72,374 71,176 107,457 98,280 147,445 103,669 99,555 93,996 Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 950 1,150 1,350 1,550 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($)

Manganese-based alloys profitability: market price spreads recovering Illustrative Spread Evolution for Mn Alloys1 Source: CRU, Ferroglobe. Note: 1 Illustration based on published index prices for SiMn and Mn-Ore (44%) (‘000 t) Spreads are gaining momentum in the past few months 1,200 1,000 800 600 400 200 0 Nov-09 Nov-10 Nov-11 Nov-12 Nov-13 Nov-14 Nov-15 Nov-16 Nov-17 Nov-18 Nov-19 750 700 650 600 550 500 450 400 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 SiMn Spread FeMn Spread

Working capital decreased in Q3, excluding the effect of consolidating the A/R securitization Cash proceeds from sale of FerroAtlántica have been used to repay short-term debt 389 376 280 389 Q3 2019 -$13m before consolidation of A/R securitization Working capital trends ($m) Cash(1) trends ($m) Working capital and cash evolution Note: (1) Cash and cash equivalents and restricted cash Consolidation of AR securitization at 30 September 2019 579 353 389 376 280 337 407 443 356 351 410 397 182 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19 Sept'19 173 184 190 184 198 156 132 217 217 188 188 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19 Sept'19

Free cash flow evolution Gross and net debt decreased by $110M, driven by the sale of FerroAtlántica Notes: Reported EBITDA includes impairment losses of $174.0 million for Q3 2019 and $175.4 million for 9 months 2019 Free cash flow defined as “Net cash used by operating activities“ minus “Payments for property, plant & equipment” Debt evolution Notes: Gross and net debt at 30 September 2019 exclude $112.2 million of bank borrowings arising from the consolidation of the A/R securitization at 30 September 2019 Gross Debt ($m) Net Debt ($m) 647 631 643 645 636 666 449 475 511 429 420 478 368 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19 Sept'19 556 $m Q3-19 9m 2019 Reported EBITDA(1) (183.1) (186.9) EBITDA from discontinued operations 81.1 90.5 Adjustdment for non-cash items 98.1 101.8 CashEBITDA form operations (3.9) 5.4 Changes in operating assets/liabilities 7.3 (51.7) Change in A/R securitization financial asset (66.2) (21.1) Interest paid (18.7) (40.6) Income tax paid (0.8) (3.1) Net cash used by operating activities (82.3) (111.0) Payments for property, plant and equipment (6.3) (26.8) Free cash flow (2) (88.6) (137.9) Disposals 171.1 174.5 Free cash flow including disposals 82.5 36.6

Q3 evolution of cash and restricted cash Operating cash flow was negatively impacted by the deferral of cash receipts from the A/R securitization. The proceeds from the sale of non-core assets were used to repay debt, including the hydro finance leases. $168.9 million FerroAtlántica sale proceeds (net of fees) $2.2 million Ultracore Polska net proceeds $60.3 million Hydro business debt $21.0 million bank borrowings (L/Cs) 188.0 -3.9 171.1 7.3 -66.2 -81.3 -19.6 3.5 -6.5 -4.4 188.0 Cash and restricted cash 30 Jun 2019 Cash EBITDA from operations Disposal of subsidiaries Operating working capital Change in A/R securtization financial asset Repayment of debt Interest and tax Other investing activities other financing activities Impact of FX on cash Cash and restricted cash 30 Sep 2019

389 376 280 389 Subsequent event — successful refinancing of RCF with a new North American ABL on Oct. 11th The new ABL has no leveraged –based or financial-based covenants and offers reduced minimum liquidity requirements compared to the prior RCF SOURCES AND USES OF FUNDS ($m) ($m) ABL Drawn at Closing 70.0 RCF Repayment 133.8 Cash on Hand 96.7 A/R Securitization Paydown 27.9 Transaction Fees & Expenses 5.0 Total Sources of Funds 166.7 Total Uses of Funds 166.7 PRO FORMA CAPITALIZATION SUMMARY ($m) 9/30/19 Adj. for ABL PF 9/30/19 Cash on Hand 188.0 -96.7 91.3 Total Bank Borrowings 148.7 -63.8 84.9 Lease Liabilities 1.2 1.2 Debt Instruments 346.1 346.1 Other Financial Liabilities 60.3 60.3 Total Debt 556.3 -63.8 492.5

II. Near-term strategic plan

Near term action plan focused on ensuring a path to recovery Operational Plant level cost savings Corporate Overheads costs reduction Working capital release Production curtailments to adapt to reduced demand Strategic and operational reviews Financial Improved liquidity Financial flexibility Additional sources of cash and financing

Operational action plan Ferroglobe’s capacity curtailments have recently been followed by producers across silicon metal, ferrosilicon and manganese based alloys With reduction in demand, it is critical that the industry brings supply down to levels which support their cost structures Production curtailments to adapt to reduced demand Finalize Key Technical Metrics KTM phase 1 initiatives Engage in KTM phase 2 Ability to capitalize on local schemes to optimize production curtailments with workforce reductions Reinforce EBITDA generation culture with cash sensitivity Plant level Reduction of working capital across all plants with first emphasis on reduction of finished goods inventories Reduce sustainably our raw materials working capital in steady state production Working capital release

Downsizing of operational platform SILICON METAL SILICON-BASED ALLOYS MANGANESE-BASED ALLOYS 325,000 281,000 242,000 186,000 Recent curtailment of 56,000 tons — Laudun — Montricher — Becancour 458,000 458,000 442,000 442,000 546,000 552,000 663,000 663,000 Recent curtailment of 88,000 tons — Chateau-Feuillet — Laudun — Bridgeport Recent curtailment of 125,000 tons — Mo I Rana Capacity (tons) 546,000 538,000 281,000 242,000 354,000 442,000 Q4-2018 Q1-2019 Q2-2019 Q3-2019 Q4-2019 Q4-2018 Q1-2019 Q2-2019 Q3-2019 Q4-2019 Q4-2018 Q1-2019 Q2-2019 Q3-2019 Q4-2019

Cost savings plan implemented at various levels of the organization

	FY19E Run rate	2019 Target savings	9M SAVINGS	Focus areas
Corporate Overheads	$25m	$10m	$7.4m	▪ Consolidation of corporate offices (London HQ moving to Madrid) ▪ Reduction in personnel costs ▪ Reduction in use of third party consultants and services ▪ Reduction in audit fees, accounting consultancy fees, etc. ▪ Revised travel policies and guidelines
KTM program	$25m	$15m	$13.4m	▪ $35.6m of reduction in variable costs YTD19Q3 vs YTD18Q3 ▪ $13.4m attributable to KTM (Key Technical Metrics), with KTM Mn and other variables costs initiatives ($13.5m) and FeSi ($3.5m) ▪ Changes in electrode technology and by products recycling ▪ 1H savings adversely impacted by extraneous factors
Plant level fixed costs	$25m	$15m	$14.3m	▪ Maintenance and external services reduction ▪ Permanent staff reductions ▪ Improved purchasing processes for services and materials ▪ Reduction and optimization of inventories for spare parts and consumables
Savings	**$75m**	**$40m**	**$35.1m**	

- 20 -

Improved liquidity and financial flexibility No leveraged-based nor financial ratio-based covenants Improved available liquidity compared to prior RCF, through reduced minimum liquidity requirements Ability to grow facility with market recovery North American Asset Based Loan Additional secured lien capacity of up to $125m Significant unencumbered asset value on 1st lien basis; additional collateral value on 2nd and 3rd lien basis Imminent release of cash following refinancing of existing A/R securitization facility Incremental Cash Availability Maturity Ladder $- $100 $200 $300 $400 2019 2020 2021 2022 2023 2024 2025 2026

III. Near-term outlook

Recent Trends: Slowdown in overall steel production in the U.S. and Europe — continued announcements of steel capacity curtailments, particularly in Europe Stainless steel market demand dropping at a faster pace due to closure of specific plants Polysilicon / Electronics Recent Trends: Despite PV installations forecasted to set a new record in 2019, there has been little activity in 1H-2019 Recent announcements by producers along the value chain highlight lingering softness Recent Trends: Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions Automotive demand slowdown, particularly in Europe, remains More stable demand into aerospace, packaging and construction end markets Aluminum / Auto Recent Trends: Continued destocking throughout the value chain, although demand beginning to pick-up Customers continue to buy cautiously going in to 2020 as they evaluate their own production profile Some early signs of potential demand improvement, with some strong orders from significant customers Chemicals / Silicones XX% XX% XX% Steel and Specialty Metal End market dynamics: demand slowdown continues to affect all our markets

Commercial outlook across our portfolio for 2020

Outlook for the short term

Silicon Metal

- Slow start to the contracting season due to demand side slowdown, but activity level has picked up more recently with recent pricing trends
- Chemical and polysilicon demand showing some positive signs of recovery; aluminum demand lagging due to automotive market dynamics
- Recent production curtailments by several silicon metal producers viewed positively
- Commercial approach centered on higher priced product categories

Silicon-Based Alloys

- Ferrosilicon — preference for short term, quarterly contracts, particularly in Europe, or for indexed pricing in the case of the bigger customers
- Focus on filling up specialty grade business; making good progress on order book
- In EU, focus on monitoring stainless steel market given drop in demand
- Foundry demand under pressure as tied to automotive end market
- Normal pace of contracting, with some very significant orders already booked

Mn-Based Alloys

- Mn ore costs to remain at low level, as Mn ore inventories are high
- Destocking of Mn alloys is taking place, which should support both stabilization of Mn alloys prices in and low ore price in 2020 H1
- Slightly decreasing prices expected for Mn alloys with market price spreads continuing to widen, anticipating margin improvement

- 24 -

Closing remarks Continued headwinds going into 2020: monitoring some positive signs Near-term strategy emphasizing cash generation and financial flexibility Management focused on supporting near-term strategy and returning to profitability

Q&A

IV. Appendix – supplemental financial information

Key Performance Indicators Q3-19 Q2-19 Diff, % Q3-18 Diff, % Sales volumes (tons) 224.1 232.9 (3.8)% 255.9 (12.4%) Revenue ($m) 381.7 409.5 (6.8)% 524.4 (27.2)% Operating Income / (Loss) ($m) (212.7) (37.3) 469.9% 14.3 n.a. Net Income / (Loss) ($m) (140.1) (43.7) (221.0)% (2.9) n.a. Adjusted Net Income / (Loss) ($m) (16.1) (22.2) n.a. (0.1) n.a. Reported EBITDA ($m) (183.1) (7.1) n.a. 43.9 (517.5)% Adjusted EBITDA ($m) (7.2) 5.0 (243.2)% 43.9 (116.4)% Adjusted EBITDA Margin (1.9%) 1.2% (3.1)% 8.4% (10.3)% Q3 2019 key performance indicators — income statement Note: The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations.

($m) Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Silicon metal 17.7 20.9 24.3 43.5 41.5 32.3 20.6 8.3 8.1 5.6 Silicon-based alloys 19.8 18.9 21.6 35.0 31.9 26.2 21.2 7.8 11.4 4.1 Manganese-based alloys 21.0 24.7 18.5 11.4 7.2 -8.6 -8.6 0.9 1.9 1.7 Other metals 4.2 2.0 6.5 7.6 8.5 7.0 8.0 3.3 4.3 3.7 Mines 8.3 9.7 9.7 9.8 10.8 4.2 0.3 1.5 2.2 0.7 Energy 1.0 (0.2) (1.2) 9.6 5.6 2.4 11.4 8.1 0.8 0.0 Corporate overheads (17.1) (20.1) (18.4) (26.3) (19.9) (18.3) (20.6) (19.2) (19.2) (18.6) Others (R&D, adjustments) (11.0) 0.2 (7.3) (1.0) 0.7 (0.2) (0.2) 1.1 (3.5) (4.0) Adjusted EBITDA 43.9 56.1 53.7 89.6 86.3 45.0 32.1 11.8 6.0 (6.8) EBITDA from discontinued operations(1) (0.1) (0.6) (0.5) 9.6 3.3 1.2 8.9 8.5 1.0 0.4 Adjusted EBITDA from continuing operations 44.0 56.7 54.2 80.0 83.0 43.8 23.2 3.3 5.0 (7.2) Adjusted EBITDA reconciliation (1) The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations.

Notes: Financial results are unaudited Net Debt includes finance lease obligations and excludes operating lease obligations and bank borrowings arising from consolidation of the AR securitization at 30 September 2019 Capital is calculated as book equity plus net debt At 30 September 2019, consolidation of the AR securitization resulted in trade receivables of $181.7 million included in working capital and cash of $9.0 million included in net debt Balance sheet 3/31/2018(1) 6/30/2018(1) 9/30/2018(1) 12/31/2018 3/31/2019(1) 6/30/2019(1) 9/30/2019(1)(4) Total Working Capital ($m) 337.3 407.3 443.3 356.1 351.1 410.4 578.7 Cash and Restricted Cash ($m) 197.7 156.0 131.7 216.6 216.6 187.7 188.0 Total Assets ($m) 2,301.1 2,225.7 2,180.3 2,123.8 2,083.8 2,109.2 1,961.3 Net Debt2 ($m) 449.3 475.3 510.9 428.7 419.7 478.3 368.3 Book Equity ($m) 979.5 1,004.1 987.4 884.4 855.1 816.1 664.2 Net Debt2 / Adjusted EBITDA 1.85x 1.66x 1.86x 1.70x 2.40x 5.04x 8.55x Net Debt2 / Total Assets 19.5% 21.4% 23.4% 20.2% 20.1% 22.7% 18.8% Net Debt2 / Capital3 31.4% 32.1% 34.1% 32.7% 32.9% 36.9% 35.7% Q3 2019 key performance indicators — balance sheet

Gross debt at 30 September 2019

US$'000	Current	Non-current	Total balance sheet	Less operating leases (1)	Less AR securitization debt (2)	Gross debt
Bank borrowings	130,272	130,622	260,894	-	(112,226)	**148,668**
Lease liabilities	8,218	16,417	24,635	(23,417)	-	**1,218**
Debt instruments	2,734	343,400	346,134	-	-	**346,134**
Other financial liabilities	49,978	10,307	60,285	-	-	**60,285**
Total	**191,202**	**500,746**	**691,948**	**(23,417)**	**(112,226)**	**556,305**

US$'000	Gross debt
Bank borrowings:	
Revolving Credit Facility (3)	130,622
Trade letters of credit	17,125
Other bank loans	921
	148,668
Finance leases:	
Hydro leases	-
Other finance leases	1,218
	1,218
Debt instruments:	
Principal Senior Notes	350,000
Debt issuance costs	(6,600)
Accrued coupon interest	2,734
	346,134
Other financial liabilities:	
Reindus loan	49,570
Cross currency swap	4,164
Other government loans	6,551
	60,285
Total	**556,305**

Notes

(1) The Company adopted IFRS 16 with effect from 1 January 2019, resulting in the recognition of liabilities for operating leases. Operating leases are excluded from the Company's presentation of gross debt consistent with the balance sheet prior to IFRS 16.

(2) AR securitization special purpose entity consolidated at 30 September 2019, resulting in on balance sheet bank borrowings of $112,226. To present gross debt on a consistent basis with prior quarters these bank borrowings are excluded.

(3) Revolving Credit Facility stated net of unamortised debt issuance costs of $2,491

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Advancing Materials Innovation NASDAQ: GSM Third Quarter 2019